UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-178015

Commission File Number: 333-178015-01

Syngenta AG

Syngenta Finance N.V.

(Exact name of registrants as specified in their charter)

Schwarzwaldallee 215,

4058 Basel, Switzerland

+41-61-323-1111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.125% Notes due March 28, 2022

4.375% Notes due March 28, 2042

Guarantee of 3.125% Notes due March 28, 2022
Guarantee of 4.375% Notes due March 28, 2042

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 100

Pursuant to the requirements of the Securities Exchange Act of 1934, Syngenta AG and Syngenta Finance N.V. have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

By:	/s/ Tobias Meili
Name:	Dr. Tobias Meili
Title:	General Counsel Corporate Legal Affairs